EXHIBIT 4.16

ADDENDUM TO THE CONCESSION AGREEMENT

This addendum (the “Addendum”) to the Agreement dated as of December 17th, 2001 is, subscribed and signed in Yerevan, Republic of Armenia, by and between:

(i) the Government of the Republic of Armenia (the “Government”), represented by Mr. Davit Harutyunyan, Minister of Justice of the Republic of Armenia, acting on the basis of the decree of the Republic of Armenia No. 17 dated January 8, 2002, and the powers defined therein; and

(ii) “Armenia” International Airports” CJSC (the “Manager” or “AIA”), represented by Ms. Ana Cristina Schirinian, acting on the basis of the charter of incorporation and the powers defined therein,

(the “Manager” together with the Government, the “Parties”),

Whereas:

A. On December 17, 2001, GOA and Corporación América S.A. executed an agreement according to which the Manager was granted the exclusive right to administer, exploit and operate the Airport (the “Agreement”).

B. On December 19, 2001, GOA addressed to Corporación América S.A. a letter describing certain steps to be taken by GOA for purposes of implementing appendix E.to the Agreement (the “Side Letter”).

C. On May 17, 2002 GOA and Corporación America S.A. executed an addendum to the Agreement (the “Addendum”), ratified by GOA on May 30, 2002, according to which, at GOA’s request, Possession date was modified so that possession takes place on June 9th, 2002, certain steps to be taken before and after Possession are described therein, and GOA acknowledged Corporación America S.A.’s right to assign the Agreement to American International Airports, LLC, a limited liability company established under the laws of the State of Delaware, United States of America.

D. On May 22, 2002, Corporación America S.A. assigned the Agreement to American International Airports, LLC and AIA assumed all the rights and obligations of the Manager under the Agreement.

E. The Manager stated in the Act of Possession that the transfer of the ownership of the Property to GOA and registration of the transfer of the right of use the Property to the Manager were not completed.

F. The Manager agreed to take Possession of the Airport on June 9th, 2002, as per the Act, but such circumstance may not be construed as implying any waiver of the right of the Manager to be indemnified with respect to any Adverse Consequence related to any breach of the Agreement, the Side Letter or the Addendum, the right to terminate the Agreement in case of any breach thereof, or any other right of the Manager under the Agreement, the Side Letter or the Addendum.

G. GOA and AIA agreed that (i) if the Manager’s right of use on the Property is not registered on or before July 9, 2002, or the Manager suffers any Adverse Consequence which prevents the Manager from using the Property without any legal or factual limitation incompatible with the Agreement, regardless of the status of ownership, registration or existing claims on any item of Property; paragraph F will apply.

3. All terms used in this Act with capital letters shall have the meaning described to them in the Agreement.

4. With regard to all matters not foreseen in this Addendum, all the provisions of the Agreement remain fully valid and effective.

5. This Addendum is subject to notarization, and the rights originating therefrom are subject to State registration according to the procedure foreseen by the legislation of the Republic of Armenia.

In witness whereof, the Parties execute this Addendum in four (4) counterparts, on February 20th, 2003, at the places indicated below.

“Armenia” International Airports” CJSC	Government of the Republic of Armenia

/a/Ana Cristina Schirinian	/s/ Davit Harutyunyan
Ana Cristina Schirinian	Davit Harutyunyan
Executive Director	Minister of Justice of the Republic of Armenia

winword- aia- concession agreement- addendum to the C.C. 20 feb 2003.